CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Craig Arakawa and Myra Moosariparambil

Re:	China Eastern Airlines Corporation Limited

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed April 28, 2022

File No. 001-14550

November 10, 2022

Ladies and Gentlemen,

China Eastern Airlines Corporation Limited (the “Company” or “we” ) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter, dated October 5, 2022 (the “Comment Letter”), to the Company regarding the Company’s above-referenced annual report filed on Form 20-F (File No. 001-001-14550) for the fiscal year ended December 31, 2021, filed with the SEC on April 28, 2022 (the “Annual Report”).

To facilitate your review of our responses, we have repeated your comment in italics followed immediately by our response.

Item 3. Key Information

D. Risk Factors

Risk Relating to the PRC, page 12

Comment No.1:

We note your response to comment 4 and reissue the comment. We note you provide risk factor for “uncertainties embodied in the PRC legal system may limit certain legal protection available to investors” on page 14. Please revise to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. In addition, specifically provide the following:

•

Discuss the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in your operations and/or the value of your securities;

•

Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response No.1:

In response to the Staff’s comments, we hereby propose to further amend our Annual Report by inserting Appendix A under “Item 3. Key Information—Risk Factors—Risks Relating to the PRC.”

We thank the Staff in advance for its consideration of this letter and hope the Staff finds that the foregoing answers are responsive to its comments. Should you have any questions or further comments with respect to the Annual Report or this response letter, please do not hesitate to contact Mr. David Yang at davidyang@ceair.com or Ms. Yan Qin at qinyan@ceair.com.

Yours very truly,

/s/ Qimin Zhou
Qimin Zhou

cc:	Qimin Zhou
Chief Financial Officer
China Eastern Airlines Corporation Limited

Appendix A

We are subject to the PRC government’s oversight, which could expose us to legal and operational risks.

We conduct our business in China primarily through the Company and its PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. The relevant regulatory authorities have the power to regulate and oversee our operations, and offerings conducted overseas and/or foreign investment in China-based issuers, including us~~, which could result in changes~~. Currently, the PRC government does not directly interfere with our operations through political orders or otherwise. Nonetheless, we cannot rule out the possibility that the PRC government may indicate an intent to intervene or influence our operations in the future, or may exert more influence over offerings conducted overseas and/or foreign investment in China based issuers. If this were to occur, ~~and~~ in some circumstances, we could be subject to material changes in our operations and/or the value of our ADSs.

~~The PRC laws and regulations continue to evolve and for major laws and regulations,~~ Pursuant to the Legislation Law of the PRC, statutory legislative procedures are required to be followed for the enactment of new laws and regulations, including releasing drafts to the public for comments. ~~the PRC government typically releases a draft to the public for comment before the final provisions being formally adopted.~~ We place great emphasis on new laws and regulations that may come into effect from time to time, actively examine their potential impact on us and take appropriate measures to minimize compliance risks. ~~Due~~ However, due to the complexity of the regulatory environment, ~~if~~ certain rules and regulations may change quickly and there remain uncertainties how the interpretation and enforcement of these rules and regulations impact us. If we are not able to adapt regulatory changes and are not in full compliance with applicable laws and regulations in a timely manner, our business and our reputation and/or the value of our ADSs may be adversely affected.

Recently, the PRC government initiated a series of regulatory actions and statements aiming to regulate business operations and protect the interests of investors, including cracking down illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. Currently, these regulatory actions and statements have had no material impact on our daily business operations, the ability to accept foreign investments and list our securities on a U.S. or other foreign stock exchanges.

The relevant regulatory authorities in China have promulgated the Measures for Cybersecurity Review, which became effective on February 15, 2022 and pursuant to which, critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, and online platform operators processing personal information of more than one million users seeking a public listing in a foreign country, are required to conduct cybersecurity review. The relevant regulatory authorities in China have also published the Regulations on the Administration of Network Data Security (Draft for Comments), which are still at the draft stage and stipulate certain criterion for requiring a cybersecurity review. As of the date of this Annual Report, we have not received any notice or determination from competent PRC government authorities identifying us as a critical information infrastructure operator. However, we cannot rule out the possibility that the competent PRC government authorities will initiate cybersecurity review on us in the future. As of the date of this Annual Report, we have not been subject to any investigations on cybersecurity review made by the relevant regulatory authorities in China, and we have not received any inquiry, notice, warning, or sanctions in such respect.

Since these statements and regulatory actions were just issued recently, and some regulations are still at the stage of consultation for comments, it is uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any~~, or the potential impact such modified or new laws and regulations will have on our daily business operations, our ability to accept foreign investments and listing on a U.S. or other foreign stock exchanges~~. Therefore, we cannot rule out the possibility that the PRC government may indicate an intent to exert more oversight and control over China-based companies, including us, through the evolving regulatory system, which could materially change our ability to issue new securities or otherwise continue to support liquidity in the trading of our ADSs, and in some circumstances, the value of our ADSs.